UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For	the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For	the transition period from to .

Commission file number: 0-20828

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below: Danka Office Imaging Company 401(k) Profit Sharing Plan.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716.

REQUIRED INFORMATION

Item 4.    Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

DANKA OFFICE IMAGING COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SCHEDULES
December 31, 2001 and 2000

DANKA OFFICE IMAGING COMPANY
401(k) PROFIT SHARING PLAN

INDEPENDENT AUDITORS’ REPORT

The Plan Trustees
Danka Office Imaging Company
401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Danka Office Imaging Company 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed with the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG, LLP
St. Petersburg, Florida
April 5, 2002

DANKA OFFICE IMAGING COMPANY
401(k) Profit Sharing Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS
Investments at fair value	$168,778,948	$190,491,688
Participants’ loans	6,180,386	8,028,346
Accrued income	67,673	48,889
Cash	178,578	734,301
Receivables:
Participants’ contributions	983,117	1,337,985

Total contributions receivable	983,117	1,337,985

Total assets	176,188,702	200,641,209

LIABILITIES
Refunds payable	60,547	11,367

Total liabilities	60,547	11,367

Net assets available for benefits	$176,128,155	$200,629,842

See accompanying notes to the consolidated financial statements

DANKA OFFICE IMAGING COMPANY
401(k) Profit Sharing Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

2001
Additions to net assets attributed to:
Investment Income:
Interest	$803,656
Dividends	4,326,328

Total investment income	5,129,984
Contributions:
Participants’	14,326,069

Total contributions	14,326,069

Total additions	19,456,053

Deductions from net assets attributed to:
Net depreciation in fair value of investments	10,314,850
Participants’ distributions	33,614,822
Administrative expenses	28,068

Total deductions	43,957,740

Net decrease	(24,501,687)
Net assets at beginning of year	200,629,842

Net assets at end of year	$176,128,155

See accompanying notes to financial statements

DANKA OFFICE IMAGING COMPANY
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

(1)    Description of the Plan

Danka Office Imaging Company 401(k) Profit Sharing Plan (the “Plan”) was adopted by Danka Office Imaging Company (the “Sponsor” or “Employer”) on August 8, 1984. The following description of the Plan provides only general information. The Plan document should be referred to for a complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan that contains an employee salary deferral arrangement under Internal Revenue Code Section 401(k). Any employee who has completed three months of service is eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Amendments

The Plan has been amended at various times, including an amendment in January 1994, creating the Danka Business Systems PLC Fund. On April 1, 1996, the Employer changed its name from Danka Industries, Inc. to Danka Corporation. On January 1, 1997, the plan was amended and restated affecting employee contributions, vesting percentages and participant loans. During 1998, the Danka Corporation 401(k) Plan changed its name to Danka Office Imaging Company 401(k) Profit Sharing Plan.

In October 1999, Danka Office Imaging Company amended its matching policy from a cash match to a match in Danka Business Systems PLC common stock, which was a discretionary match. The change was effective as of February 1, 1999. All employer contributions from February 1999 through October 2000 were in Danka Business Systems common stock. Effective November 1, 2000, the Company suspended the employer match until further notice.

Effective April 1, 2001, the employer amended the Plan document to reinstate an employer-matching program. This new program will be discretionary and contingent on approval by the Board of Directors (“Board”) as well as achievement of certain financial targets set by the Board. Only participants active as of March 31, 2002 are eligible and matching will begin upon release of fiscal year 2002 financial statements. The matching program will be based on contributions made from April 1, 2001 to March 31, 2002. In order to be eligible for the matching program, employees must:

•	make contributions to the 401(k) plan during the fiscal year.

•	not qualify as a member of Danka’s “top-hat” executive group at the end of the fiscal year (that is, on March 31,):

•	have been employed by Danka for at least one full year at the end of the fiscal year (that is, on March 31):

•	still be employed by Danka at the end of the fiscal year (that is, on March 31); and

•	still be making contributions at the end of the fiscal year (that is, on March 31).

DANKA OFFICE IMAGING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(c)  Contributions

The Plan provides that contributions each year will consist of (a) voluntary employee contributions equal to the amount of total compensation that each participant has elected to defer (which may range from 2% to 15% of the participant’s gross compensation) and (b) a discretionary employer matching contribution. Total elective deferrals for any individual participant cannot exceed $10,500 for 2001 and 2000. In the case of certain highly compensated individuals, additional restrictions may be applicable.

Contributions are credited to the individual accounts of each participant. The Plan allows participants to direct the investment of their contributions into 32 different investment options including Danka Business Systems PLC common stock. Unvested Sponsor matching contributions made in the form of Danka Business Systems PLC common stock must remain in the Plan until vested, at which point the participant may direct the value of the investment.

(d)  Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of Plan earnings and investment gains or losses on Plan investments. Allocations of earnings and investment gains or losses are based on the participant’s account balance valued on a daily basis.

(e)  Forfeitures

At December 31, 2001 and 2000, forfeited nonvested accounts totaled $67,727 and $350,196, respectively. Forfeiture accounts are used to reduce the amount the Company is required to contribute under terms of the Plan and to pay plan expenses. During 2001 and 2000, no forfeitures were used to offset employer contributions.

(f)  Vesting

Participants are immediately vested in their voluntary contributions. Vesting in sponsor contributions is determined based upon a participant’s years of service. The following schedule indicates the vesting percentages for 2001 and 2000 plan years:

Years of service	Vested percentage
Less than 1 year	0%
1	25%
2	50%
3	75%
4	100%

In the event of death or total and permanent disability all amounts credited to such participant’s account shall become fully vested.

DANKA OFFICE IMAGING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(g)  Participant Loans

Eligible participants, with a vested account balance of at least $2,000, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from six months to five years. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate of the previous quarter before the loan was made, plus 1%.

(h)  Payment of Benefits

Upon retirement, death or termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, annual installments over a ten-year period, or annuity payments for the life of the participant.

(i)  Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan. In the event of plan termination, each participant shall receive his or her individual account balance in accordance with the Plan provisions in effect at the time of the Plan termination.

(2)    Summary of Significant Accounting Policies

(a)  Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b)  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Valuation of market is determined as of the close of business on the last day of the plan year. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded at the ex-dividend date.

(c)  Use of Estimates

Management of the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and additions to and deletions from net assets to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(d)  Payment of Benefits

Benefits are recorded when paid.

DANKA OFFICE IMAGING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(3)    Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2001 and 2000:

	2001	2000
Merrill Lynch Retirement Preservation Trust	$37,710,414	$39,351,009
Merrill Lynch Equity Index Trust	22,088,862	28,669,548
Davis New York Venture Fund	27,262,878	35,497,225
AIM Equity Constellation Fund	17,299,157	25,187,010
Danka Business Systems PLC Common Stock	13,053,109	3,597,530
Merrill Lynch Global Allocation Fund	10,209,711	11,498,980
Alliance Quasar Fund Class A	—	11,382,625
Merrill Lynch US Government Mortgage Fund Class A	9,712,877	9,290,907

During 2001, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $(10,314,850) a follows:

Investments at fair value as determined by quoted market price:
Common stocks	$6,362,554
Common/collective trusts	(3,373,480)
Mutual funds	(13,303,924)

Net change in fair value	$(10,314,850)

(4)    Non-Participant Directed Investments

The employer match contributions were made in Danka Business Systems PLC common stock from February 1, 1999, through October 31, 2000. Effective November 1, 2000, the employer match was suspended. As a result, this fund contains participant directed and non-participant directed amounts. As of December 31, 2001, the fair value of this fund, which was non-participant directed, totaled $22,092.

(5)    Transactions With Parties-in-Interest

The Plan held investments in trust funds invested by the Trustee with a fair value of $96,534,366 in 2001 and $93,743,447 in 2000.

The Plan held investments in the common stock of the Sponsor with a fair value of $13,053,109 in 2001 and $3,597,530 in 2000.

DANKA OFFICE IMAGING COMPANY

NOTES TO FINANCIAL STATEMENTS—(Continued)

(6)    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    Subsequent Event

On February 19, 2002, the Investment Committee of the Company approved a change to the employer match for employees who have a restricted account of nonvested company stock. The Investment Committee recommended, effective July 1, 2002, approval of a provision to allow employees to transfer their restricted company stock account to the unrestricted company stock account, and therefore provide the participants the option to select the investment if they choose.

Schedule

DANKA OFFICE IMAGING COMPANY
401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2001

Identity of Party Involved	Description of Investment	Cost	Fair Value
Common stocks:
* Danka Business Systems PLC	21,873 shares of Danka Business Systems PLC Common Stock (Restricted)	$37,118	$22,092
* Danka Business System PLC	12,901,997 shares of Danka Business Systems PLC Common Stock		13,031,017
Eastman Kodak	56,025 shares of Eastman Kodak Common Stock		1,648,826

	Total common stocks	37,118	14,701,935

Common/Collective Trusts:
* Merrill Lynch Trust Company	37,710,414 units of Merrill Lynch Retirement Preservation Trust		37,710,414
* Merrill Lynch Trust Company	274,055 units of Merrill Lynch Equity Index Trust		22,088,862

	Total common/collective trusts		59,799,276

Mutual Funds:
Davis Venture Advisors	53,641 units of Davis Series Financial Class A		1,769,081
Drefus Premier Tech	3,261 units of Dreyfus Premier Tech		81,728
Davis Venture Advisors	14,974 units of Davis Series Inc Real Estate		333,775
AIM Management	9,141 units of AIM Global Resources Fund Class A		98,951
AIM Management	13,591 units of AIM Balanced		352,546
* Merrill Lynch Trust Company	22,254 units of Merrill Lynch Dragon Fund Class A		167,348
* Merrill Lynch Trust Company	979,121 units of Merrill Lynch US Govt Mortgage Fund Class A		9,712,877
* Merrill Lynch Trust Company	7,566 units of Merrill Lynch Latin American Fund		97,533
PIMCO	167,178 units of Pimco Total Return Fund Class A		1,748,684
* Merrill Lynch Trust Company	35,051 units of Merrill Lynch Small Cap Index		369,084
* Merrill Lynch Trust Company	29,906 units of Merrill Lynch Aggregate		314,009
* Merrill Lynch Trust Company	25,824 units of Merrill Lynch International Index		222,606
PIMCO	94,135 units of Pimco Long Term US Government		960,177
John Hancock	17,725 units of John Hancock Sovereign		261,795
Seligman	203,352 units of Seligman Communications		5,197,672
Alliance	409,892 units of Alliance Quasar Fund Class A		8,329,008
Calvert	6,674 units of Calvert Social Invest Fund		174,138
* Merrill Lynch Trust Company	45,993 Units of Merrill Lynch Eurofund Class A		577,667
* Merrill Lynch Trust Company	18,337 units of Merrill Lynch Growth Fund Class A		332,087
* Merrill Lynch Trust Company	794,530 units of Merrill Lynch Global Allocation Fund		10,209,711
AIM Management	782,767 units of AIM Equity Constellation Fund		17,299,157
Templeton	17,543 units of Templeton Developing Markets		173,329
* Merrill Lynch Trust Company	57,345 units of Merrill Lynch Basic Value Fund		1,679,059
Federated Intl Equity Fund A	20,248 units of Federated Intl Equity		304,932
Franklin	14,851 units of Franklin Small Cap		462,924
EV Worldwide	66,412 units of EV Worldwide Health Services		686,037
Davis Venture Advisors	1,072,075 units of Davis New York Venture Fund		27,262,878
Templeton	551,196 units of Templeton Foreign Fund		5,098,559

	Total mutual funds		94,277,352

Loans:
Loan Fund	Participant loans		6,180,386
Pending Settlement Fund:
* Merrill Lynch Trust company	385 units of CMA Money fund		385

Total		$37,118	$174,959,334

•	Party-in-interest to the Plan

See accompanying independent auditors’ report

SIGNATURES

The Danka Office Imaging Company 401(k) Profit Sharing Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

DANKA OFFICE IMAGING COMPANY 401(k) Profit Sharing Plan (Name of Plan)

By:	/s/ KEITH J. NELSEN
Keith J. Nelsen Senior Vice President and General Counsel
Dated:  June 14, 2002